AB 3/17

KH 3/16

SEC Mail Processing Section
RECEIVED
MAR 01 2011
WASH. D.C. 193

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40426

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Madison Avenue Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15050 Avenue of Science, Suite 150
(No. and Street)

San Diego	CA	92128
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Connie Knapp 858-207-1305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF
(Name – *if individual, state last, first, middle name*)

2020 Camino del Rio North, Suite 500	San Diego	CA	92108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

11020355

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Connie Knapp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Madison Avenue Securities. Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Connie Knapp
Signature

VP & CFO
Title

Notary Public

MARTIN MC NEES
Commission # 1788870
Notary Public - California
San Diego County
My Comm. Expires Jan 22, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in ~~Financial Condition~~. Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MADISON AVENUE SECURITIES, INC.

ANNUAL FILING IN ACCORDANCE
WITH RULE 17A-5

FOR THE YEARS ENDED DECEMBER 31, 2010 AND 2009
TOGETHER WITH INDEPENDENT AUDITORS' REPORT THEREON

PKF

MADISON AVENUE SECURITIES, INC.

TABLE OF CONTENTS

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Madison Avenue Securities, Inc.
San Diego, California

We have audited the accompanying statements of financial condition of Madison Avenue Securities, Inc. (the "Company") as of December 31, 2010 and 2009 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Madison Avenue Securities, Inc. as of December 31, 2010 and 2009 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PKF

San Diego, California
February 24, 2011

PKF
Certified Public Accountants
A Professional Corporation

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

	2010	2009
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 1,380,602	$ 1,830,292
Commissions receivable	317,878	241,997
Registered representative receivables, net	144,593	44,150
Prepaid expenses	126,510	44,396
Related party receivable	-	14,960
Income taxes receivable	22,000	-
Deferred tax assets	145,000	153,000
Total current assets	2,136,583	2,328,795
Property and equipment, net	3,946	2,108
Deposits with clearing organizations	100,000	100,000
Goodwill	64,000	64,000
Deferred tax assets	27,000	38,000
Other assets	9,573	4,940
Total assets	$ 2,341,102	$ 2,537,843
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 27,677	$ 33,917
Security positions - sold not yet purchased	9,426	-
Commissions payable	479,647	445,599
Employment liabilities	116,378	82,428
Note payable	158,400	133,875
Related party payable	139,564	-
Income taxes payable	-	69,500
Other liabilities	81,800	122,457
Total liabilities	1,012,892	887,776
COMMITMENT AND CONTINGENCIES (Note 11)		
STOCKHOLDER'S EQUITY		
Common stock, $0.10 par value; Authorized shares - 2,000,000 Outstanding shares - 1,000,000	100,000	100,000
Additional paid-in-capital	3,276,416	3,276,416
Accumulated deficit	(2,048,206)	(1,726,349)
Total stockholder's equity	1,328,210	1,650,067
Total liabilities and stockholder's equity	$ 2,341,102	$ 2,537,843

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF OPERATIONS
For The Years Ended December 31, 2010 and 2009

	2010	2009
Revenues:		
Commission revenue	$ 11,079,113	$ 11,807,099
Investment advisory fee revenue	1,580,583	748,721
Trading related revenue	349,829	307,406
Other income	1,405,364	1,508,609
Interest	4,704	4,635
Total revenues	14,419,593	14,376,470
Expenses:		
Commission and fee expense	10,875,631	10,920,174
Employment expense	1,872,076	1,338,179
Operating expense	1,409,207	929,658
Trading related expense	159,909	146,509
Interest expense	3,961	4,541
Total expenses	14,320,784	13,339,061
Income before income taxes	98,809	1,037,409
Provision (benefit) for income taxes	45,666	(104,000)
Net income	$ 53,143	$ 1,141,409

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For The Years Ended December 31, 2010 and 2009

	Common Stock		Additional Paid-in-Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance at December 31, 2008	1,000,000	$ 100,000	$ 3,276,416	$ (2,367,758)	$ 1,008,658
Dividends	-	-	-	(500,000)	(500,000)
Net income	-	-	-	1,141,409	1,141,409
Balance at December 31, 2009	1,000,000	100,000	3,276,416	(1,726,349)	1,650,067
Dividends	-	-		(375,000)	(375,000)
Net income	-	-	-	53,143	53,143
Balance at December 31, 2010	1,000,000	$ 100,000	$ 3,276,416	$ (2,048,206)	$ 1,328,210

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF CASH FLOWS
For The Years Ended December 31, 2010 and 2009

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 53,143	1,141,409
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	2,081	1,285
Loss on disposal of property and equipment	172	-
Bad debt expense - registered representative receivables	12,000	12,000
Bad debt expense - note receivable	101,371	-
Deferred taxes	19,000	(191,000)
Changes in operating assets and liabilities:		
Commissions receivable	(75,881)	(3,027)
Registered representative receivables	44,586	140,164
Related party receivable	14,960	(14,960)
Prepaid expenses	(82,114)	23,809
Income taxes receivable	(22,000)	-
Other assets	(4,633)	-
Accounts payable and accrued liabilities	(6,240)	(11,926)
Security positions - sold not yet purchased	9,426	-
Commissions payable	34,048	4,636
Employment liabilities	33,950	(4,676)
Related party payable	139,564	(103,093)
Income taxes payable	(69,500)	69,500
Other liabilities	(40,657)	76,117
Net cash provided by operating activities	163,276	1,140,238
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(4,091)	-
Note receivable issued to product sponsor	(100,000)	-
Net cash used in investing activities	(104,091)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Payments on note payable	(133,875)	(133,875)
Dividends paid	(375,000)	(500,000)
Net cash used in financing activities	(508,875)	(633,875)
Net (decrease) increase in cash and cash equivalents	(449,690)	506,363
Cash and cash equivalents at beginning of year	1,830,292	1,323,929
Cash and cash equivalents at end of year	$ 1,380,602	$ 1,830,292

The accompanying notes are an integral part of the financial statements.

MADISON AVENUE SECURITIES, INC.
STATEMENTS OF CASH FLOWS (continued)
For the Years Ended December 31, 2010 and 2009

	2010	2009
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for income taxes	$ 111,139	$ 16,500
Cash paid during the year for interest	$ 3,961	$ 4,541
NONCASH INVESTING AND FINANCING ACTIVITIES:		
Issuance of note payable in connection with purchase of insurance policy	$ 158,400	$ 133,875

The accompanying notes are an integral part of the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Madison Avenue Securities, Inc., ("MAS" or the "Company"), was incorporated in Delaware on May 5, 2005 and is a wholly owned subsidiary of Asset Marketing Systems Insurance Services, LLC ("Parent" or "AMS"). The Company provides securities investment services as an introducing broker-dealer. The Company maintains a clearing relationship with Pershing, LLC who carries all MAS customer brokerage accounts on a fully disclosed basis. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

The Company also provides investment advisory services. These services were provided through Madison Avenue Advisors, Inc. ("MAA"), a wholly owned subsidiary of the Company. In February 2009, MAA was merged into the Company. Following the merger, advisory services have been provided by the Company.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

For 2010, the financial statements include all activities of the Company and MAA. As of December 31, 2009, the financial statements of the Company include all accounts subsequent to the merger with MAA. In addition, all revenues and expenses of MAA for the two months ended February 28, 2009 are included in the accompanying financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures at the date of the financial statements, and the amounts of revenues and expenses reported during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, certificates of deposit and money market funds purchased with an original maturity of three months or less to be cash equivalents.

Commissions and Registered Representatives Receivable

Commissions and registered representative receivables at December 31, 2010 and 2009 consist of commission revenues owed to the Company for investments transacted as an introducing broker-dealer and amounts owed from registered representatives. As of December 31, 2010 and 2009, commission receivables were $317,878 and $241,997, respectively. As of December 31, 2010 and 2009, receivables from registered representatives were $144,593 and $44,150, respectively, net of an allowance for uncollectible accounts of $20,279 and $7,086, respectively. The Company monitors losses on a daily basis. The allowance for doubtful accounts is the Company's best estimate of the amount of probable credit losses and determines the allowance based on historical write-off experience, and specific facts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to seven years, or the life of the lease if shorter. The Company expenses general repairs and maintenance costs as incurred.

Revenue Recognition

The Company records commission revenues and related expenses on a trade date basis as securities transactions are executed. Investment advisory fee revenues are recorded during the period in which services are provided. Other revenue represents fees related to product support and registered representative support, recognized when the related fees are incurred or services are provided.

Financial Instruments

The Company does not hold financial instruments for trading purposes as part of its business operations. Substantially all of the Company's financial instruments, which include cash and cash equivalents and indebtedness, are carried at the amount that approximates their fair value.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include product issuers, clearing organizations, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

For the years ended December 31, 2010 and 2009, commission revenues from three types of investments accounted for approximately 70% and 71%, respectively, of total revenues. As of December 31, 2010 and December 31, 2009, no registered representative accounted for more than 10% of gross commission revenues.

The Company maintains its bank accounts at two financial institutions located in California. All funds in non-interest bearing transaction accounts are insured in full by the Federal Deposit Insurance Corporation ("FDIC") from December 31, 2010 through December 31, 2012. This temporary unlimited coverage is in addition to, and separate from, the coverage of at least $250,000 available to depositors under the FDIC's general deposit insurance rules. As of December 31, 2010, the Company had interest bearing transaction accounts with uninsured cash balances of $667,269. The Company has not experienced any losses in such accounts and management believes it places it cash on deposit with financially stable institutions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentration of Credit Risk (continued)

The Company maintained clearing accounts at a financial institution located in New Jersey. The Securities Investors Protection Corporation ("SIPC") insures customers for up to $250,000 cash losses and up to $500,000 in total at these institutions. At December31, 2010 and 2009, the Company had no uninsured cash balances at these institutions. The Company has not experienced any losses in the accounts and management believes it places its cash on deposit with financially stable institutions.

Income Taxes

Income taxes are accounted for utilizing the asset and liability method of accounting for income taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying value of existing assets and liabilities and their respective tax bases. These expected future tax consequences are measured based on currently enacted tax rates. The effect of tax rate changes on deferred tax assets and liabilities is recognized in income during the period that includes the enactment date.

The Company has adopted uncertain tax positions of Accounting Standards Codification ("ASC") 740, *Income Taxes* which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC 740, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. At the date of adoption and as of December 31, 2010, the Company does not have a liability for unrecognized tax uncertainties.

The Company's policy is to record interest and penalties on uncertain tax positions as income tax expense. As of December 31, 2010 and 2009, the Company has no interest or penalties related to uncertain tax positions.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

The carrying values reflected in the statements of financial condition at December 31, 2010 and 2009 reasonably approximate the fair values for financial instruments in accordance with ASC 820, *Fair Value Measurements and Disclosures*, which requires assets and liabilities to be measured at fair value and segregated into one of three levels.

Level 1 – Quoted prices in active markets for assets identical to the securities to be valued. If a Level 1 input is available, it must be used. (Examples include NYSE, NASDAQ, etc.)

Level 2 – Inputs other than quoted prices that are observable for securities, either directly or indirectly. (Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc.; quoted prices for similar assets in active markets, and inputs derived from observable market data correlation or other means.)

Level 3 – Unobservable inputs, which contain assumptions by the party valuing those assets. For Level 3 inputs, there is no market data or correlations with market assumptions. (Examples would include financial forecast, cash flows or earnings developed using the reporting entity's own data if there is no information reasonably available without undue cost, etc.)

Goodwill

Goodwill is accounted for in accordance with ASC 350, *Intangibles – Goodwill and Other.* Under ASC 350, goodwill is no longer amortized but instead is assessed for impairment at least annually. The goodwill recorded on the balance sheet is the result of the acquisition of Ashland Securities, Inc. in November 2005. Management has evaluated the carrying value of the goodwill and determined there are no indicators of impairment at December 31, 2010 and 2009.

Reclassification

Certain amounts related to prior year's presentation have been reclassified to conform to current year's presentation.

Subsequent Events

Management has evaluated subsequent events, as defined by ASC 855, *Subsequent Events*, through the date that the financial statements were available to be issued on February 24, 2011.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31:

	2010	2009
Furniture and fixtures	$ 8,031	$ 19,960
Equipment	1,178	1,178
Computer equipment	24,322	45,453
Software	-	3,712
Leasehold improvements	4,091	21,138
	37,622	91,441
Less: accumulated depreciation and amortization	(33,676)	(89,333)
Property and equipment, net	$ 3,946	$ 2,108

Depreciation and amortization expense for the years ended December 31, 2010 and 2009 was $2,081 and $1,285, respectively.

NOTE 4 – NOTE RECEIVABLE

In March 2010, the Company entered into a subordinated note agreement with one of their product sponsors. The terms of the agreement identify the loan principal as $100,000 at an interest rate of 3.25%. The note is subordinated to the investor's interest. The balance was due on August 31, 2010. As of December 31, 2010, the unpaid balance, including principal and accrued interest, of $101,371 was written off to bad debt expense.

NOTE 5 – COMMISSIONS PAYABLE

Commissions payable consist of commissions expense due to registered representatives. As of December 31, 2010 and 2009, $479,647 and $445,599, respectively, were payable to registered representatives. There were no amounts due to clearing organizations or product issuers as of December 31, 2010 and 2009.

NOTE 6 – EMPLOYMENT LIABILITIES

Employment liabilities at December 31, 2010 and 2009, consist of accrued compensation, accrued payroll taxes and accrued paid time off totaling $116,378 and $82,428, respectively.

NOTE 7 – NOTE PAYABLE

In December 2010, the Company entered into a note payable agreement related to financed insurance premiums. The terms of the agreement require monthly installments of $18,081, which include interest at a rate of 6.51%. The balance is due in September 2011. At December 31, 2010, the unpaid balance was $158,400.

In 2009, the Company entered into a note payable agreement related to financed insurance premiums. The terms of the agreement required monthly installments of $15,309, which included interest at a rate of 6.96%. The balance was paid in full in September 2010.

NOTE 8 – EMPLOYEE BENEFIT PLAN

On January 1, 2005, Asset Marketing Systems Insurance Services, LLC instituted a 401(k) plan (the "Plan") in which AMS and the Company's employees may participate if they are 18 years or older and after they have been employed one full month with a minimum 1 hour of actual service performed. An employee may contribute up to the maximum allowed by Internal Revenue Service ("IRS") regulations. There is no Company matching of employees' contributions.

NOTE 9 – NET CAPITAL REQUIREMENT

The Company is subject to Rule 15c3-1(a)(2)(ii) of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $50,000 or 6 2/3% of aggregated indebtedness ($66,898 at December 31, 2010), whichever is higher.

At December 31, 2010 and 2009, the Company had net capital of $757,230 and $1,267,698, respectively, which was $690,332 and $1,208,513 in excess of its required minimum net capital and the ratios of aggregate indebtedness to net capital were 1.33 to 1 and 0.7 to 1, respectively.

NOTE 10 – INCOME TAXES

Significant components of the provision for income taxes for the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
Current expense:		
Federal	$ 12,013	$ -
State	14,653	87,000
	26,666	87,000
Deferred (benefit) expense:		
Federal	19,000	(179,000)
State	-	(12,000)
	19,000	(191,000)
Provision (benefit) for income taxes	$ 45,666	$ (104,000)

Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes are as follows:

	2010	2009
Deferred tax assets:		
Start-up costs	$ 123,000	$ 135,000
Accrued expenses	24,000	14,000
Net operating losses	375,000	370,000
Bad debt allowance	8,000	3,000
Depreciation and amortization	1,000	12,000
State taxes	-	24,000
	531,000	558,000
Deferred tax liabilities:		
Prepaid expense	13,000	7,000
Total	518,000	551,000
Valuation allowance	(346,000)	(360,000)
Net deferred tax assets	$ 172,000	$ 191,000

NOTE 10 – INCOME TAXES (continued)

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences and expected carry-forwards are available to reduce taxable income. The Company records a valuation allowance when, in the opinion of management, it is more likely than not, the Company will not realize some or all deferred tax assets. As the achievement of required future taxable income is uncertain, the Company recorded a valuation allowance. The valuation allowance decreased by $14,000 and $526,000 during 2010 and 2009, respectively. At December 31, 2010, the Company had federal and California net operating loss carry-forwards of approximately $920,000 and $1,056,000, respectively. The federal and state tax loss carry-forwards will begin to expire in 2026 and 2017 respectively, unless previously utilized. California has limited the utilization of net operating loss carry-forwards for 2010. During the year ended December 31, 2010 and 2009, the Company utilized approximately $0 and $342,000, respectively, of federal net operating loss carry-forwards to reduce income tax expense.

The effective tax rate based on income taxes as a percentage of income before income taxes, varied from the federal statutory rate of 34% for the year ended December 31, 2010 primarily as a result of state income taxes and the valuation allowance.

The Company is subject to U.S. federal or state income tax examinations by tax authorities for years after 2006. During the periods open to examination, the Company has net operating loss and tax credit carry-forwards for U.S. federal and state tax purposes that have attributes from closed periods. Since these net operating losses and tax credit carry-forwards may be utilized in future periods, they remain subject to examination.

NOTE 11 – COMMITMENTS AND CONTINGENCIES

Operating Lease

In January 2010, the Company entered into a sublease agreement with the Parent company to lease office space. The sublease commenced on April 1, 2010 and expires July 31, 2013. Rent expense totaled $93,708 and $53,788 for the years ended December 31, 2010 and 2009, respectively.

Future minimum rental payments are as follows:

Year Ending December 31:	
2011	$ 107,610
2012	110,847
2013	66,211
Total	$ 284,668

NOTE 11 – COMMITMENTS AND CONTINGENCIES (continued)

Legal Matters

During 2009 and 2010 Madison Avenue Securities provided information to the Securities and Exchange Commission (the "SEC") to aide in their investigation pertaining to a product sponsor. The sponsor's product had been on the companies approved product list. Similar information was also provided to FINRA at their request. As of December 31, 2010 the SEC had not yet concluded their investigation on the product sponsor. No action has been taken by either the SEC or FINRA against the Company. Management does not expect the outcome of this investigation to have a material effect on the Company's financial position, results of operations, or cash flows.

In November 2010, a complaint was filed against the Company in connection with activities of a former registered representative outside of the Company's normal business activities. The complaint was filed by a client of the former registered representative. The Company is in the process of evaluating the merits of plaintiff's claims. The Company intends to defend this matter vigorously. Management does not expect the outcome of this claim to have a material effect on the Company's financial position, results of operations or cash flows; however, there can be no assurance as to the ultimate outcome of this claim or additional claims, if any, that may be filed.

NOTE 12 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2010 and 2009, the Company paid dividends totaling $375,000 and $500,000, respectively, to the Parent. During the years ended December 31, 2010 and 2009, the Parent paid operating expenses under the expense sharing agreement on behalf of the Company in the amounts of $1,926,165 and $1,845,446, respectively. During the years ended December 31, 2010 and 2009, the Company made repayments of approximately $1,802,000 and $1,727,000, respectively, to the Parent for operating expenses. The balances owed by and/or due to the Company through the related party payable and/or receivable account were a payable of $139,564 and a receivable of $14,960 at December 31, 2010 and 2009, respectively.

SUPPLEMENTAL INFORMATION

MADISON AVENUE SECURITIES, INC.
Schedule I
COMPUTATIONS OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
For the Years Ended December 31, 2010 and 2009

	2010	2009
NET CAPITAL		
Total stockholder's equity	$ 1,328,210	$ 1,650,067
Deductions:		
Cash	401	59
Commissions receivable	27,297	16,756
Registered representative receivables	144,593	44,150
Prepaid expenses	126,510	44,396
Related party receivables	-	14,960
Income taxes receivable	22,000	-
Property and equipment, net	3,946	2,108
Goodwill	64,000	64,000
Deferred tax assets	172,000	191,000
Other assets	9,573	4,940
Total deductions	570,320	382,369
Net capital before haircuts on securities positions	757,890	1,267,698
Haircuts on securities	660	-
Net capital	757,230	1,267,698
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	66,898	59,185
EXCESS NET CAPITAL	$ 690,332	$ 1,208,513
Aggregate Indebtedness	$ 1,003,466	$ 887,776
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.33 to 1	0.7 to 1

MADISON AVENUE SECURITIES, INC.
Schedule II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AMOUNTS PREVIOUSLY REPORTED
For the Years Ended December 31, 2010 and 2009

NET CAPITAL		
Net capital as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$	694,387
Adjustments:		
Commissions receivable		55,816
Income tax receivable		(22,000)
Deferred tax assets		19,000
Income tax expense		10,027
Net capital, as adjusted	$	757,230
AGGREGATE INDEBTEDNESS		
Aggregate indebtedness as previously reported in Part II of Form X-17A-5 of the Company's FOCUS Report	$	1,196,563
Adjustments:		
Commissions payable		(186,034)
Income tax payable		(7,063)
Aggregate indebtedness, as adjusted	$	1,003,466

MADISON AVENUE SECURITIES, INC.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010 and 2009

A computation of reserve requirement is not applicable to Madison Avenue Securities, Inc., as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

MADISON AVENUE SECURITIES, INC.
SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2010 and 2009

Information relating to possession or control requirements is not applicable to Madison Avenue Securities, Inc., as the Company qualifies for exemption under the Rule 15c3-3 (k)(2)(ii).

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
Madison Avenue Securities, Inc.
San Diego, California

In planning and performing our audit of Madison Avenue Securities, Inc. ("Company") financial statements, as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the Company financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13, or

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 24, 2011

PKF
Certified Public Accountants
A Professional Corporation

PKF
Certified Public Accountants
A Professional Corporation

PKF
Accountants &
business advisers

INDEPENDENT AUDITORS' REPORT ON THE COMPANY'S SIPC ASSESSMENT RECONCILIATION REQUIRED BY RULE 17A-5(E)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder of
Madison Avenue Securities, Inc.
San Diego, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Madison Avenue Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority or specified parties of report, solely to assist you and the other specified parties in evaluating Madison Avenue Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) Madison Avenue Securities, Inc.'s management is responsible for Madison Avenue Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and traced listed assessment payments to amounts clearing on original bank statements noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by reviewing the Company's accounting records and internal financial information noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Company's accounting records and internal financial information supporting the adjustments noting no differences.

Telephone: (619) 238.1040 | Fax: (619) 237.5177
Email: info@pkfsandiego.com | Website: www.pkfsandiego.com
PKF | 2020 Camino del Rio North | Suite 500 | San Diego | California 92108 | US

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

PKF

San Diego, California
February 24, 2011

PKF
Certified Public Accountants
A Professional Corporation

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040426 FINRA DEC
MADISON AVENUE SECURITIES INC 21*21
15050 AVE OF SCIENCE STE 150
SAN DIEGO CA 92128-3441

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Connie Knapp 858-207-1305

2. A. General Assessment (item 2e from page 2) $ 20,682

B. Less payment made with SIPC-6 filed (exclude interest) (8,061)

8/4/2010
Date Paid

C. Less prior overpayment applied (2,421)

D. Assessment balance due or (overpayment) 10,200

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,200

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,200

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

N/A

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Madison Avenue Securities, Inc.
(Name of Corporation, Partnership or other organization)

Connie Knapp
(Authorized Signature)

Dated the 28th day of January, 2011.

VP & CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ ______ ______
Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

'10 DEC 17 PM12:12

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1 2010 and ending December 31 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 14,419,593
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	1,484,764
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	116,911
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	44,844
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Mutual Fund trails 411,748, Variable Annuity trails 315,124, Direct Participation Programs 3,769,459	4,496,330
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 3961	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	3961
Total deductions	6,146,810
2d. SIPC Net Operating Revenues	$ 8,272,783
2e. General Assessment @ .0025	$ 20,682

(to page 1, line 2.A.)